Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 3, 2006.

Item 3	News Release
The news release was disseminated in Canada on April 3, 2006 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that diamond drilling on its Mecatona gold-silver project in the state of Chihuahua, Mexico, has intersected gold mineralization with bulk tonnage potential.

Canplats completed 10 holes totalling 1,010 meters that tested the Maria and Plateada veins. These veins are structural breccias cemented with epithermal quartz stockworks. While selected Mecatona drill results are set out in the attached table, the best results came from the Maria Vein where drilling intersected up to 2.4 grams of gold-equivalent per tonne over 42 meters (0.07 ounces of gold-equivalent per ton over 137.8 feet) from surface in hole MC-08. Drilling tested approximately 600 meters of strike length of the vein which has been mapped over 2,000 meters.

Item 5	Full Description of Material Change
See attached news release dated April 3, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
April 3, 2006.

April 3, 2006	TSX Venture Exchange: CPQ

CANPLATS DRILLING INTERSECTS BULK TONNAGE GOLD TARGET

AT MECATONA PROJECT IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that diamond drilling on its Mecatona gold-silver project in the state of Chihuahua, Mexico, has intersected gold mineralization with bulk tonnage potential.

Canplats completed 10 holes totalling 1,010 meters that tested the Maria and Plateada veins. These veins are structural breccias cemented with epithermal quartz stockworks. While selected Mecatona drill results are set out in the attached table, the best results came from the Maria Vein where drilling intersected up to 2.4 grams of gold-equivalent per tonne over 42 meters (0.07 ounces of gold-equivalent per ton over 137.8 feet) from surface in hole MC-08. Drilling tested approximately 600 meters of strike length of the vein which has been mapped over 2,000 meters.

Drilling of the Plateada Vein intersected narrow high-grade precious metals values within a broader halo of low-grade mineralization. The best values were in hole MC-04 which intersected 2.4 grams of gold-equivalent per tonne over 11.9 meters (0.07 ounces of gold-equivalent per ton over 39.0 feet).

The project area is located approximately 14 miles (23 kilometers) south of Parral. The property package covers the principal veins of the district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness. Canplats has optioned two key land packages from private owners on favourable terms and staked additional ground surrounding the district.

Future activities leading to further drilling will include detailed surface sampling of the exposed breccias and preliminary mapping and sampling of the North Zone. This zone covers an area of broad hematitic alteration containing anomalous lead, zinc and silver values and which is cut by epithermal quartz veins that are also anomalous in silver.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Canplats Resources Corporation, is the Qualified Person (QP) responsible for reviewing available data for the Mecatona property program.

Following completion of the Mecatona drilling, Canplats plans to drill its wholly-owned Rodeo property in Durango, Mexico. In addition to holdings in the Mecatona district, Canplats has retained two geologists with a proven track record of discoveries in the region to conduct property examinations and regional exploration in north central Mexico. This program is continuing.

Canplats holds a 100% interest in two other gold prospects located in the state of Durango, Mexico, Yerbabuena and El Rincon, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information

Canplats Resources Corporation

R.E. Gordon Davis

Chairman, President and C.E.O.

Direct: (604) 484-8220

Paul LaFontaine

Director, Investor Relations

Direct: (604) 484-8212

info@canplats.com

http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.

Selected Mecatona Diamond Drill Results – April 2006

Hole No	Location	Dip/ Azimuth	From	To	Interval	Gold	Silver	Gold-Equiv.	Interval	Gold-Equiv.
			(meters)	(meters)	(meters)	(g/tonne)	(g/tonne)	(g/tonne)	(feet)	(oz.ton)
MC-02	432044E	- 60°/70°	18.40	29.40	11.00	0.37	69.89	1.76	36.1	0.05
	2954118N
MC-03	432014E	- 60°/70°	46.50	55.60	9.10	0.14	60.16	1.35	29.9	0.04
	2954238N
MC-04	431972E	- 60°/70°	68.80	80.70	11.90	0.37	101.51	2.40	39.0	0.07
	2954306N
MC-05	432228E	- 45°/258°	146.40	171.30	24.90	0.071	19.73	0.47	81.7	0.01
	2954892N
MC-06	432226E	- 47°/294°	119.50	139.50	20.00	0.24	49.85	1.24	65.6	0.04
	2954894N
MC-07	432167E	- 45°/270°	5.10	22.50	17.40	0.33	93.10	2.20	57.1	0.06
	2955003N
MC-08	432194E	- 46°/290°	6.80	48.90	42.10	0.43	98.61	2.40	138.1	0.07
	2955027N
MC-09	432088E	- 45°/134°	4.00	12.30	8.30	0.02	174.37	3.51	27.2	0.10
	2954773N	and	34.40	41.80	7.40	0.09	29.76	0.68	24.3	0.02

Notes: Gold-equivalent based on 1:50 silver: gold.

True widths are to be determined. Holes MC-01 to MC-04 were collared on the Plateros Vein. Holes MC-05 to MC-10 were collared on the Maria Vein.

All assays were submitted for preparation by ALS Chemex at its facilities in Guadalajara, Mexico and analysis in Vancouver, B.C. Trace element analysis was completed using three acid digestion with ICP finish. Gold analysis was completed using fire assay with an atomic absorption finish. Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.